SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED  IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE
April 27, 2018	TOKYO TORONTO

VIA EDGAR

Ms. Barbara C. Jacobs

Ms. Folake Ayoola

Mr. Craig Wilson

Ms. Melissa Walsh

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUYA, Inc.

Registration Statement on Form F-1 (File No. 333-224202)

Dear Ms. Jacobs, Ms. Ayoola, Mr. Wilson and Ms. Walsh:

On behalf of our client, HUYA Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the Staff’s request that was previously communicated to the Company’s U.S. counsel verbally.

Securities and Exchange Commission

April 27, 2018

The Company respectfully advises the Staff that an estimated initial public offering price range for marketing purposes will not be determined until shortly before the filing on May 1, 2018 of an amendment to the Registration Statement containing the preliminary prospectus for the offering. However, in response to the Staff’s request for an estimated price range for the offering, the Company has estimated a preliminary indicative price range with reference to the preliminary indicative valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions. The estimated preliminary indicative price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, the estimated price range to be included on the front cover of the preliminary prospectus may not correspond to, or the final offering price may not fall within, this estimated preliminary indicative range. The Company currently estimates the preliminary indicative price for this offering to be between US$9.00 and US$12.00 per ordinary share, with a mid-point of US$10.50 per ordinary share.

A detailed description of the valuation method used and the factors contributing to the changes in the fair value of the ordinary shares of the Company between August 8, 2017 and March 31, 2018 is set forth on pages 103 to 105 of the Registration Statement on Form F-1 filed on April 9, 2018. The Company respectfully advises the Staff that the increase in the fair value of the ordinary shares of the Company from US$7.16 per ordinary share as of March 31, 2018 to US$10.50 per ordinary share, the estimated mid-point of the preliminary indicative price range for this offering, was primarily attributable to the following factors:

•	The public filing of the registration statement relating to this offering on April 9, 2018 reduced the uncertainties associated with the Company’s initial public offering, and significantly lowered the discount for lack of marketability from 10% as of March 31, 2018 to 0% upon the completion of this offering;

•	As the Company progressed further towards this offering, the Company increased its estimated probability of a successful initial public offering. As the Company’s preferred shares would be automatically converted into and re-designated as ordinary shares upon the completion of this offering, the increase in the estimated probability of initial public offering’s success results in an allocation of a higher portion of the Company’s business enterprise value to ordinary shares;

•	As part of Tencent’s investment in the Company in March 2018, the Company’s business cooperation agreement with Tencent in various aspects of the game live streaming business and other game related business is expected to provide strategic benefits to the Company, leading to the improved growth prospects, which in turn has generated positive market feedback;

Securities and Exchange Commission

April 27, 2018

•	The Company currently expects to record stronger performance in the first quarter of 2018 compared to the corresponding period in 2017, reflecting the growth in key operating measures from such period. As the Company developed a longer track record in achieving revenue growth target successfully, the Company further reduced its discount rate from 19% as of March 31, 2018 to 16% upon the completion of this offering; and

•	The impending launch of this offering, which will provide the Company with additional capital, enhances its ability to access capital markets to grow business and raise its profile.

The Company respectfully advises the Staff that in determining the fair value of the ordinary shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes neither the estimated mid-point of the preliminary indicative price range for this offering nor the final offering price itself should be construed as a reasonable estimate of the fair value of its ordinary shares as of various dates before this offering.

* * * * *

Securities and Exchange Commission

April 27, 2018

If you have any questions regarding the foregoing matters, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Alex Chan, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Rongjie Dong, Chief Executive Officer and Director, HUYA Inc.

Dachuan Sha, Chief Financial Officer, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

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